

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 16, 2018

Via E-mail
David M. Denton
Chief Financial Officer
CVS Health Corporation
One CVS Drive
Woonsocket, Rhode Island 02895

> **Re: CVS Health Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2017**
> **Filed February 14, 2018**
> **File No. 001-01011**

Dear Mr. Denton:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2017

Exhibit 13

Notes to Consolidated Financial Statements
1. Significant Accounting Policies
Accounts Receivable, page 38

1.   You state that your accounts receivable balance primarily includes amounts due from third party providers (e.g. pharmacy benefit managers, insurance companies, governmental agencies and long-term care facilities), clients, members and private pay customers, as well as vendors and manufacturers. Please tell us why you have not separately disclosed your accounts receivable due from vendors and manufacturers pursuant to Rule 5-02.3 of Regulation S-X.

David M. Denton
CVS Health Corporation
July 16, 2018
Page 2

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Suying Li at (202) 551-3335 or me at (202) 551-3651 with any questions.

Sincerely,

/s/ Rufus Decker for

Joel Parker
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining